October 31, 1998

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VIII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1998. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three-month periods ended September 30, 1998 and 1997, total revenues increased 11.6% from $430,542 to $480,504 and total expenses increased 7.7% from $285,306 to $307,377. Equity in income of the real estate joint venture increased 28.8% from $24,611 to $31,688. As a result, net income increased 20.6% from $169,847 to $204,815 for the three-month period ended September 30, 1998, as compared to the same period in 1997. Rental revenue increased as a result of higher unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 85.3% for the three month period ended September 30, 1998 as compared to 86.8% for the same period in 1997. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage mini-storage facilities. Operating expenses increased approximately $18,200 (7.3%) primarily as a result of higher real estate tax expenses and property management fees, partially offset by lower yellow pages advertising costs. Property management fees, which are based on rental income, increased as a result of the increase in rental revenue. General and administrative expenses increased approximately $3,900 (10.4%) primarily as a result of higher incentive management. Incentive management fees, which are based on cash available for distribution, increased as a result of the increase in net income. Equity in income from the real estate joint venture increased primarily as a result of higher rental revenue.

For the nine-month periods ended September 30, 1998, and 1997, total revenues increased 12.6% from $1,273,012 to $1,433,539 and total expenses increased 2.3% from $923,026 to $944,571. Equity in income of the real estate joint venture increased 25.7% from $66,421 to $83,512. As a result, net income increased 37.5% from $416,407 to $572,480 for the nine-month period ended September 30, 1998, as compared to the same period in 1997. Rental revenue increased as a result of higher unit rental rates. Operating expenses increased approximately $3,100 (0.4%) primarily as a result of increases in real estate tax expenses and property management fees, partially offset by decreases yellow pages advertising costs and legal expenses. Property management fees, which are based on rental income, increased as a result of the increase in rental revenue. General and administrative expenses increased approximately $18,400 (13.0%) primarily as a result of higher incentive management fees, which was discussed above. Equity in income from the real estate joint venture increased as a result of higher rental revenue and lower yellow pages advertising costs and salaries and wage expenses.

The City of Stockton acquired 6,089 square feet or 5.4% of the Stockton property in 1997. In April 1998 the Partnership received $65,000 as compensation for the acquisition. A gain on sale of land was recorded in the amount of $46,974, and the cost of land was reduced by $18,026. Based on operations since the disposition, neither cash flow from nor the value of the remaining property appears materially impaired.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to Limited Partners to remain at the current level for the foreseeable future.

The Year 2000 issue refers to the inability of certain computer systems to recognize a date using "00" as the Year 2000. The Partnership has implemented a Year 2000 program, which has three phases: (1) identification;
(2) remediation; and (3) testing and verification. The Partnership, as well as the property management company and the Partnership's warehouse facilities have completed those phases. Computer programs have been upgraded and tested to function properly with respect to the dates in the Year 2000 and thereafter. Year 2000 compliance costs are nominal and have been expensed in the regular course of business. The Partnership provides no assurance that third-party suppliers and customers will be compliant. Nevertheless, the Partnership does not beiieve that the Year 2000 issue will have a material adverse effect on its financial condition or results of operations.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VIII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VIII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President